UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
	    			(Amendment No. 1)

                      Good Harbor Partners Acquisition Corp.
                                (Name of Issuer)

                 Class B Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                   382094209
                                 (CUSIP Number)

                               December 31, 2008

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 382094209

       1.    Names of Reporting Persons.

             Highline Capital Management, L.L.C.

             I.R.S. Identification Nos. of above persons: 13-3929520

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person: 0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9) 0%

       12.   Type of Reporting Person

	     IA

                               CUSIP No. 382094209

       1.    Names of Reporting Persons.

             Jacob Doft

       2.    Check the Appropriate Box if a Member of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person: 0

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9) 0%

       12.   Type of Reporting Person

	     HC

Item 1. (a)  Issuer: Good Harbor Partners Acquisition Corp.

             Address:
             4100 North Fairfax Drive
             Arlington, Virginia 22203
	     United States

Item 2. (a)  Name of Person Filing:

             Highline Capital Management, L.L.C.
	     Jacob Doft

        (b)  Address of Principal Business Offices:

             One Rockefeller Plaza, 30th Floor
             New York, New York 10020

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person.

        (d)  Title of Class of Securities

             Class B Common Stock,$0.0001 par value per share

        (e)  CUSIP Number: 382094209


Item 3. Highline Capital Management, L.L.C. is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E). Jacob Doft is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately.

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009
                                       Highline Capital Management, L.L.C.

                                       By: /s/ Jacob Doft
                                       --------------------------
                                       Name:  Jacob Doft
                                       Title: CEO

                                       By: /s/ Jacob Doft
                                       --------------------------
                                       Name:  Jacob Doft


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 17, 2009, (the "Schedule 13G/A"), with respect to the Class B Common Stock, $0.0001 par value per share, of Good Harbor Partners Acquisition Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this
Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 17th day of February 2009.

    				       Highline Capital Management, L.L.C.

                                       By: /s/ Jacob Doft
                                       --------------------------
                                       Name:  Jacob Doft
                                       Title: CEO

                                       By: /s/ Jacob Doft
                                       --------------------------
                                       Name:  Jacob Doft


		    Statement of Control Person

The Statement on this Schedule 13G/A dated February 17, 2009 with respect to the Class B Common Stock, $0.0001 par value per share, of Good Harbor Partners Acquisition Corp. is filed by Jacob Doft in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively,as control person (HC) of Highline Capital Management, L.L.C.

Highline Capital Management, L.L.C. files this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisor (IA).